Exhibit 99.1

Robo.ai Inc. to Hold Extraordinary General Meeting on September 22, 2026

DUBAI, UAE, September 8, 2026 — Robo.ai Inc. (Nasdaq: AIIO) (the “Company”), a UAE-based, U.S.-listed company, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at Meydan Grandstand, 6th floor, Meydan Road, Nad Al Sheba, Dubai, United Arab Emirates on September 22, 2026 at 4:30 pm, Dubai local time. Shareholders can also participate in the EGM, vote, and submit questions via live webcast by visiting www.proxydocs.com/AIIO.

Holders of ordinary shares of record at the close of business on September 23, 2025 (the “Record Date”) or their proxy holders are entitled to vote at the EGM or any adjournment or postponements thereof. As of the Record Date, each Class A ordinary share is entitled to twenty-five votes, and each Class B ordinary share is entitled to one vote.

At the EGM, the following resolutions will be considered and voted upon.

1.      As an ordinary resolution, to approve that the authorized share capital of the Company be increased from US$400,000 divided into 200,000,000 shares, comprising 25,000,000 Class A ordinary shares of US$0.002 par value per share and 175,000,000 Class B ordinary shares of US$0.002 par value per share, to US$4,000,000 divided into 2,000,000,000 shares, comprising 250,000,000 Class A ordinary shares and 1,750,000,000 Class B ordinary shares by the creation of an additional 225,000,000 Class A ordinary shares and an additional 1,575,000,000 Class B ordinary shares (the “Increase in Authorized Share Capital”), with each Class A ordinary share and Class B ordinary share having such rights and restrictions as set out in the New M&A (as defined below).

2.      As an ordinary resolution, to approve that any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents that he/she considers necessary, desirable, or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Increase in Authorized Share Capital.

3.      As a special resolution, to approve that the sixth amended and restated memorandum and articles of association of the Company (the “New M&A”) be and is hereby approved and adopted as the new amended and restated articles of association of the Company in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company.

4.As a special resolution, to approve that all or any of the rights attached to any Class A ordinary shares and any Class B ordinary shares be varied and modified as a result of the adoption of the New M&A; and

5.      Any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds, and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the adoption of the New M&A, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

In addition, the EGM may transact any other business properly brought before it.

The notice of the EGM sets forth more details about the resolutions to be submitted to shareholders of the Company for approval and other relevant information regarding the EGM and how to vote ordinary shares at the EGM.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE MATERIALS FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION, AND RELATED MATTERS.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO), headquartered in Dubai, United Arab Emirates, is a Nasdaq-listed technology group building intelligent infrastructure across four platforms: artificial intelligence; robotics and smart mobility; advanced manufacturing; and digital assets and capital. Its industrial group, Alif Holding, is dedicated to building intelligent industries through the development, integration and manufacturing of AI systems, serving government, public sector and mission-critical domains. Through its subsidiary Neurovia AI, the Company develops AI software and visual data infrastructure. Quantum Core Capital (“QC Capital”), its AI-powered deep-tech holding and venture-building platform, incubates, invests in and operates businesses across artificial intelligence, robotics, digital infrastructure and the next-generation digital economy.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Robo.ai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Robo.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Robo.ai’s strategies, future business development, and financial condition and results of operations; Robo.ai’s limited operating history in its current business; Robo.ai’s ability to generate positive cash flow and profits; Robo.ai’s ability to compete successfully; Robo.ai’s ability to build its brand and withstand negative publicity; and changes in customer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Robo.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Robo.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

For investors:

Robo.ai Inc. Investor Relations

E-mail: ir@roboai.group

For media:

Robo.ai Inc. Corporate Communications

E-mail: pr@roboai.group

Website: www.roboai.group